11019779

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH., D.C.
193

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51381 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loring Ward Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Olin Avenue, Suite 2000
(No. and Street)

San Jose (City) CA (State) 95128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(408)260-3120
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 2000, One Lombard Place, (Address) Winnipeg, (City) Manitoba (State) R3BOX3 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ________Michael Clinton ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Loring Ward Securities Inc.______________________________, as of _____December 31______________________, 2010_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

Signature

__________Chief Financial Officer______________

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 

2 

3 

4 

5 

6 

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this

23 (Date) day of February (Month), 20 11 (Year), by

(1) Michael Clinton (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ☒

~~(and~~

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

HONG PHUONG HO
Commission # 1914102
Notary Public - California
Santa Clara County
My Comm. Expires Nov 22, 2014

Signature Hong Phuong Ho (Signature of Notary Public)

Place Notary Seal Above

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: Annual Audited Report

Document Date: February 23, 2011 Number of Pages: 2

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

KPMG

**KPMG LLP**
**Chartered Accountants**
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax (204) 957-0808
Internet www.kpmg.ca

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Loring Ward Securities Inc.

We have audited the accompanying statements of financial condition of Loring Ward Securities Inc., as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loring Ward Securities Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 23, 2011

# LORING WARD SECURITIES INC.

Statements of Financial Condition
(Expressed in U.S. dollars)

December 31, 2010 and 2009

| | | 2010 | | 2009 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 225,195 | $ | 145,421 |
| Prepaid expenses | | 47,220 | | 39,360 |
| Deposits and other current assets | | 244,644 | | 584,317 |
| Income taxes receivable from related party [note 2(c)] | | 116,076 | | – |
| Due from related party (note 3) | | 19,126 | | 163,597 |
| Total assets | $ | 652,261 | $ | 932,695 |
| **Liabilities and Stockholder's Equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 25,041 | $ | 25,990 |
| Income taxes payable to related party [note 2(c)] | | – | | 142,029 |
| Due to related party (note 3) | | 37,890 | | – |
| | | 62,931 | | 168,019 |
| Stockholder's equity: | | | | |
| Capital stock: | | | | |
| Authorized: | | | | |
| 100 common stock, $0.01 par value | | | | |
| Issued: | | | | |
| 100 common stock | | 1 | | 1 |
| Additional paid-in capital | | 99,999 | | 99,999 |
| Retained earnings | | 489,330 | | 664,676 |
| Total stockholder's equity | | 589,330 | | 764,676 |
| Total liabilities and stockholder's equity | $ | 652,261 | $ | 932,695 |

See accompanying notes to financial statements.

# LORING WARD SECURITIES INC.

Statements of Operations
(Expressed in U.S. dollars)

Years ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| Revenue: | | |
| Brokerage commissions | $ 186,349 | $ 455,147 |
| Supervisory fees (note 3) | 78,674 | 103,583 |
| Interest and dividend income | 920 | 1,676 |
| | 265,943 | 560,406 |
| Expenses: | | |
| Licensing and transaction fees | 223,551 | 196,478 |
| Management fee to related party (note 3) | 221,213 | 221,213 |
| General | 77,072 | 84,653 |
| Insurance | 35,504 | 32,359 |
| | 557,340 | 534,703 |
| Earnings (loss) before income taxes | (291,397) | 25,703 |
| Income taxes (benefit) (note 4) | (116,051) | 10,240 |
| Net earnings (loss) | $ (175,346) | $ 15,463 |

See accompanying notes to financial statements.

# LORING WARD SECURITIES INC.

Statements of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Years ended December 31, 2010 and 2009

| | Common stock | Additional paid in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|
| Balances, January 1, 2009 | $ 1 | $ 99,999 | $ 649,213 | $ 749,213 |
| Net earnings | – | – | 15,463 | 15,463 |
| Balances, December 31, 2009 | 1 | 99,999 | 664,676 | 764,676 |
| Net loss | – | – | (175,346) | (175,346) |
| Balances, December 31, 2010 | $ 1 | $ 99,999 | $ 489,330 | $ 589,330 |

See accompanying notes to financial statements.

# LORING WARD SECURITIES INC.

Statements of Cash Flows
(Expressed in U.S. dollars)

Years ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net earnings (loss) | $ (175,346) | $ 15,463 |
| Adjustments for change in: | | |
| Prepaid expenses | (7,860) | (1,187) |
| Deposits and other current assets | 339,673 | (54,198) |
| Income taxes receivable from related party | (116,076) | – |
| Due from related party | 144,471 | 11,387 |
| Accounts payable | (949) | (2,005) |
| Income taxes payable to related party | (142,029) | 10,240 |
| Due to related party | 37,890 | – |
| Increase (decrease) in cash and cash equivalents | 79,774 | (20,300) |
| Cash and cash equivalents, beginning of year | 145,421 | 165,721 |
| Cash and cash equivalents, end of year | $ 225,195 | $ 145,421 |

See accompanying notes to financial statements.

## 1. Organization and nature of operations:

Loring Ward Securities Inc. (the company), a wholly-owned subsidiary of Loring Ward Group Inc. (LWGI), is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

On January 23, 2009, all of the outstanding common shares of the company's indirect parent were purchased by Werba Reinhard Holdings Ltd. (WRHL). Subsequent to the purchase, WRHL was reorganized resulting in Werba Reinhard Inc. (WRI) being established as the ultimate shareholder of the company.

## 2. Significant accounting policies:

(a) Basis of presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

(b) Cash and cash equivalents:

The company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less.

(c) Income taxes:

The company and other subsidiaries of WRI file federal and state income tax returns as part of a combined group. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

## 2. Significant accounting policies (continued):

The company is a member of the WRI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by WRI. The company may also be included in certain state and local tax returns of WRI or its subsidiaries. The company's tax sharing agreement with LWGI provides that income taxes be based on the separate results of the company. The agreement generally provides that the company pay to LWGI amounts equal to taxes that the company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that LWGI will pay the company amounts equal to tax refunds the company would be entitled to if it had always filed a separate tax return.

(d) Supervisory fees:

The company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of LWI Financial Inc. (LWIF), a related party through common ownership. The fees are recognized as income over each quarterly period.

(e) Brokerage commissions:

The company earns brokerage fees and commissions on the sale of securities. Commission revenues, net of expenses, are recorded on a trade date basis.

(f) Licensing and transaction fees:

The company pays licensing fees to FINRA for individual and state registration. Additionally, the company pays transaction fees in relation to being an underwriter.

(g) Interest and dividend income:

Interest income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

## 2. Significant accounting policies (continued):

(h) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

## 3. Related party transactions:

The supervisory fees charged to clients of LWIF are billed and collected by LWIF on behalf of the company. For the year ended December 31, 2010, the company earned $78,674 (2009 - $103,583) in supervisory fees from LWIF clients.

The company bears expenses directly related to its operations, while LWIF bears expenses on behalf of the company and other commonly controlled entities, including, but not limited to, personnel, office space and other support services. The company pays a monthly management fee of $18,435 under an agreement between the parties to compensate LWIF for these common expenses. The amount of such expenses might be different if incurred in arm's-length transactions.

The above noted transactions are in the normal course of operations. The amounts are measured at the exchange amount, which is the amount of consideration established and agreed to by the two parties. Current related party accounts are non-interest bearing.

(i) Income taxes receivable from related party:

| | 2010 | 2009 |
|---|---|---|
| Current: | | |
| Loring Ward Group Inc., due on demand | $ 116,076 | $ – |

(Expressed in U.S. dollars)

## 3. Related party transactions: (continued)

(ii) Due from related party:

| | 2010 | 2009 |
|---|---|---|
| Current: | | |
| Loring Ward Group Inc., due on demand | $ 19,126 | $ 161,181 |
| LWI Financial Inc., due on demand | – | 2,416 |
| | $ 19,126 | $ 163,597 |

(iii) Income taxes payable to related party:

| | 2010 | 2009 |
|---|---|---|
| Current: | | |
| Loring Ward Group Inc., due on demand | $ – | $ 142,079 |

(iv) Due to related party:

| | 2010 | 2009 |
|---|---|---|
| Current: | | |
| LWI Financial Inc., due on demand | $ 37,890 | $ – |

## 4. Income taxes:

Current income taxes (benefit) consist of the following:

| | 2010 | 2009 |
|---|---|---|
| Federal taxes | $ (90,292) | $ 7,967 |
| State and local taxes | (25,759) | 2,273 |
| | $ (116,051) | $ 10,240 |

Income taxes benefit for 2010 of $116,051 (2009 - income tax expense of $10,240) are consistent with the amounts computed by applying the U.S. federal and state tax rates to pre-tax income (loss). The company has no deferred income taxes as of December 31, 2010 and 2009.

## 5. Financial instruments:

Risk management activities:

Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counter-parties is monitored.

The company earns supervisory fees, which vary based upon the net asset value of assets managed by LWIF. For the year ended December 31, 2010, such fees were 30 percent (2009 - 18 percent) of total revenue. In addition, the supervisory fees are received through LWIF from their clients. Therefore, termination of this relationship with LWIF could adversely affect the company's revenue.

Fair values:

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The company uses the following methods and assumptions to estimate the fair value of each class of financial instrument for which the carrying amounts are included in the balance sheet under the following indicated captions:

(a) Cash and cash equivalents, deposits and other current assets, and accounts payable:

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

(b) Due from (to) related parties and income taxes receivable (payable) to related parties:

The estimated fair value of related party amounts is not readily determinable due to the underlying terms and conditions.

## 6. Clearing agreement:

The company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York company. The company promptly transmits all customer funds and securities to Pershing LLC, and is required to maintain a $100,000 minimum cash deposit which is included in cash and cash equivalents on the statements of financial condition. In connection with this arrangement, the company is contingently liable for its customers' transactions.

(Expressed in U.S. dollars)

## 7. Regulatory requirements:

The company is subject to the Securities and Exchange Commission (SEC) *Uniform Net Capital Rule* (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010 and 2009, the company was in compliance with Rule 15c3-1, with net capital of $403,855 and $559,466, respectively, which was $398,855 and $548,265, respectively, in excess of its required net capital of $5,000 (2009 - $11,201).

The company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

## 8. Subsequent events:

The company has evaluated subsequent events from the balance sheet date through February 23, 2011, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

KPMG

KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax (204) 957-0808
Internet www.kpmg.ca

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A NON ISSUER BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of Loring Ward Securities Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Loring Ward Securities Inc., as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 23, 2011

# LORING WARD SECURITIES INC.

Schedule - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

As at December 31, 2010

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 589,330 |
| Less: Non-allowable assets | | 185,475 |
| Net capital | $ | 403,855 |
| Aggregate indebtedness: | | |
| Accounts payable | $ | 25,041 |
| Due to related party | | 37,890 |
| Total aggregate indebtedness | $ | 62,931 |
| Computation of net capital requirements: | | |
| Net capital required - greater of $5,000 or 6 2/3% of aggregate indebtedness of $62,931 | $ | 5,000 |
| Net capital in excess of requirements | $ | 398,855 |
| Ratio of aggregate indebtedness to net capital | | .16 to 1 |

A reconciliation between the above computation and the company's corresponding amended unaudited Form X-17A-5, Part IIA, filed with the Financial Industry Regulatory Authority, Inc. on February 17, 2011, is not required as no material differences exist.

KPMG

**KPMG LLP**
**Chartered Accountants**
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax (204) 957-0808
Internet www.kpmg.ca

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Loring Ward Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Loring Ward Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Loring Ward Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Loring Ward Securities Inc.'s management is responsible for Loring Ward Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [no listed assessment payments in Form SIPC-7] noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [general ledger reports of revenue deduction amounts] noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [general ledger reports of revenue deduction amounts] supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 23, 2011

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended December, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051381 FINRA DEC
LORING WARD SECURITIES INC 21*21
3055 OLIN AVE STE 2000
SAN JOSE CA 95128-2069

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_______________

2. A. General Assessment (item 2e from page 2) $ 23

B. Less payment made with SIPC-6 filed (exclude interest) ( 0 )

_______________
Date Paid

C. Less prior overpayment applied ( 139 )

D. Assessment balance due or (overpayment) (116)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum — N/L —

F. Total assessment balance and interest due (or overpayment carried forward) $ — N/L —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ — N/L —

H. Overpayment carried forward $( 116 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LORING WARD SECURITIES
(Name of Corporation, Partnership or other organization)

_______________
(Authorized Signature)

Exec. V. P.
(Title)

Dated the 24th day of Jan, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan, 2010
and ending December, 2010
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 265,941

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 256,756.

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 256,756

2d. SIPC Net Operating Revenues $ 9,185

2e. General Assessment @ .0025 $ 23.00

(to page 1, line 2.A.)

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

# LORING WARD SECURITIES INC.

Years ended December 31, 2010 and 2009
(With Independent Auditors' Report Thereon)